UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Sholder Inc.

Legal status of Issuer:
 Form:
 Corporation
 Jurisdiction of Incorporation/Organization:
 Delaware
 Date of Organization:
 April 27, 2021

Physical address of issuer
885 Arapahoe Ave, Ste 30, Boulder, CO 80302

Website of issuer
https://sholder.com

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$47,452.43	$59,328.31
Cash & Cash Equivalents	$5,792.53	$32,523.18
Accounts Receivable	$4,287.00	$1,919.00
Short-term Debt	$-12,406.63	$28,200.35
Long-term Debt	$802,992.79	$564,500.00
Revenues/Sales	$81,749.39	$19,176.38
Cost of Goods Sold	$45,188.00	$17,191.72
Taxes Paid	$0	$0
Net Income	$-207,595.85	$ -201,637.25

April 30, 2025

FORM C-AR

Sholder, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Sholder Inc., a Delaware Public Benefit Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.sholder.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Sholder, Inc. (the "Company") is a Delaware Public Benefit Corporation, formed on April 27, 2021.

The Company is located at 885 Arapahoe Ave, Ste 30, Boulder, CO 80302. The Company's website is https://sholder.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Sholder, short for Spaceholder™, is the gig platform for transformative mental & emotional support from qualified non-clinical providers. We close the gap between self-help and therapy by providing each member with a custom-matched relationship for off-the-record conversations that regulate the nervous system, unlock new insights, and empower next steps. Our providers are trained and qualified in a custom methodology we developed with experts in emotional healing and resilience, and they deliver care through video and audio calls in a direct-access relationship that feels familiar and organic.

RISK FACTORS

Risks Related to the Company's Business and Industry

A better funded competitor could emerge before our company has scaled to the required level of entrenchment to survive.

Our success could be compromised by events such as climate change, economic downtowns, or pandemics that make our product less essential than basic survival priorities.

New laws could be passed by government entities, reducing the viability of our business model.

Selling employee benefits can be a long sales process with seasonality that may result in fluctuating quarter-over-quarter revenue growth.

The company's delivery model has not yet been proven at high capacity and may require significant additional financing to build new systems or technology in order to reach higher levels of scalability.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company assets or profits, and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor.
The company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no

independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors which will dilute the percentage interest of the Investor in the Company.
The Investor may have the opportunity to increase its investment in the company in such a transaction, but such an opportunity cannot be assured.

The amount of additional financing needed by the company, if any, will depend upon the maturity and objectives of the company.
The decline of an opportunity or the inability of the Investor to make a follow-up investment, or the lack of an opportunity to make such a follow-on-investment, may result in substantial dilution of the Investor's interest in the company.

Additional issuances of securities.
Following the Investor's investment in the company, the company may sell interests to additional investors which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the company in such a transition, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the company. The decline of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company.

Issuer repurchases of securities
The company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer
As a minority shareholder of the Company, the investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and Board of Directors of the company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the board of Directors of the company. If the Board of Directors of the company authorizes a sale of all or a part of the company or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the

value remaining in the Company will be equal to or exceed the value of the Investors initial investment in the company.

Transactions with related parties

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries, or other related parties, which may be on terms that are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of Business

Sholder, short for Spaceholder™, is the gig platform for transformative mental & emotional support from qualified non-clinical providers. We close the gap between self-help and therapy by providing each member with a custom-matched relationship for off-the-record conversations that regulate the nervous system, unlock new insights, and empower next steps. Our providers are trained and qualified in a custom methodology we developed with experts in emotional healing and resilience, and they deliver care through video and audio calls in a direct-access relationship that feels familiar and organic.

Business Plan

Sholder operates at the intersection of rising demand for accessible mental and emotional support and a growing shift toward non-clinical, peer-based care models. With over 90 million Americans annually experiencing mental health challenges, yet only 47% receiving any form of treatment, there is a significant care gap that peer-based support can help close. Industry trends show a rapid increase in consumer openness to alternatives beyond traditional therapy, driven by cost barriers, cultural stigma, and the normalization of emotional wellness through digital platforms and community-led models. The U.S. behavioral health market was valued at $91 billion in 2022, with projections exceeding $132 billion by 2027, fueled by policy reforms, employer wellness initiatives, and a new wave of tech-enabled, non-clinical support solutions. Sholder is strategically positioned to scale within this expanding ecosystem by offering relational, human-centered support that meets people where they are—affordably, accessibly, and without diagnostic gatekeeping.

We have proven our care model with strong signals of product-market fit, as evidenced by a 99 NPS and 98% rebook rate across thousands of sessions to date. We have also proven a viable business model with strong unit economics and healthy margins. We expect our new subscription model will allow us to grow faster with more revenue consistency and increased overall margins as we include more digital tools and services that have limitless scale. Within 5 years, we aim to become the category leader and most trusted name in virtual connection with a skilled, off-record provider for all matters of one's inner life – including regulating the nervous system, processing emotions, evolving perspectives, and accessing one's innate wisdom for empowered next steps.

History of the Business

Since our incorporation, we have developed a custom methodology (The Sholder™ Method) and coined a new verb that has seen effortless adoption in our customer base: "to sholder" someone, being "sholdered" by another, or the act of "sholdering". This is a unique practice or service than "counseling" or "coaching", and it has been proven consistently effective and valuable through ratings and feedback over thousands of paid sessions to date.

The Company's Products and/or Services

Product / Service	Description	Current Market
Foundations Training	18 hour initial training on The Sholder™ Method. Serves as the first step towards being qualified to deliver paid sessions on the platform to Sholder customers.	Individuals seeking to develop the skills to support others effectively across a variety of mental & emotional need states – including clinical mental health providers, coaches, somatic workers, social workers, nutritionists, yoga teachers, and compassionate people with similar backgrounds.
Consumer Membership	Monthly access to the Sholder platform. Membership includes: ● Personalized matching	Individuals seeking an alternative to clinical therapy for themselves or their family members due to

	with a sholder ● 1st session free ● Low session rate ● EMERI, Voice-based AI tool for Elevating Mental, Emotional, & Relational Intelligence ● 24/7 access to a licensed counselor via phone for in-the-moment Single Session Therapy (new provider each time)	stigma, cost, or privacy concerns. Individuals seeking to understand themselves better, observe their life from new perspectives, navigate transitions, change habits or patterns, or find new clarity or empowerment in their lives. Channel partners for high volume distribution of voluntary benefits.
Employer-Paid Benefit	Preferred Plan includes all Consumer Membership benefits with 3 sessions included for each employee and additional sessions billed to employer or claims fund, plus a Two Hour "Intro To Sholder" team workshop to educate leadership, HR, and internal champions. Sholder 360° Plan includes Preferred Plan benefits plus a world-class EAP buyup with access to virtual & local therapy (3 sessions per incident), goal-based coaching (3 sessions per incident), work life services & coordination, and added HR support services.	Employers who recognize that the health of their organization is directly tied to the mental well-being of their team. Organizational and HR leaders who are committed to building a culture where every employee has the support they need to thrive, and are looking for solutions that meet their team members where they are – flexibly and affordably.
Sholder Sessions	Flexible bookings for virtual connection with a skilled, off-record provider for all matters of one's inner life – including regulating the nervous system, processing emotions, evolving perspectives, and accessing one's innate wisdom for empowered next steps.	Individuals seeking an alternative to clinical therapy for themselves or their family members due to stigma, cost, or privacy concerns. Individuals seeking to understand themselves better, observe their life from new perspectives, navigate transitions, change habits or patterns, or find new clarity or empowerment in their lives.

Competition

The U.S. behavioral health market was valued at $91 billion in 2022 with projections exceeding $132 billion by 2027. Several peer-based support platforms have entered the market in recent years such as Lifeguides, Wisdo, and Kindly Human. However, none of these brands deliver care within a specialized and consistent methodology or leverage a memorable and branded verb like 'sholder'. They use general words to describe their providers which can have many meanings based on use case (i.e. 'coaches', 'guides', 'listeners', etc).

Sholder stands out in the market as:
- Creating a new method, experience, and language for therapeutic, non-clinical connection
- The most affordable way to have a consistent, skilled relationship for emotional support
- Providing coverage across the full continuum of mental and emotional health care, from access to a voice-based AI companion for reflective self-inquiry or helpful practices to on-demand single session therapy with licensed mental health counselors by phone, while a dedicated human relationship ('sholder') acts as the consistent thread for every user.
- Blending research-backed techniques, technologies, and established wisdom to support nervous system regulation, unlock new insights, and awaken a sense of empowerment.
- Proactive, two-way interactions that feel organic – like a friend who's a text or call away

Customer Base

Currently we serve employees in 15 U.S.-based organizations along with a small base of direct-pay customers. Our corporate customers and partners leverage Sholder to close the gap in their current mental health offerings, and we are tracking utilization up to 8x higher than traditional EAPs (Employee Assistance Programs). We are currently contracting with more employers directly, in addition to new channel partners that will enable us to reach employees with a unique voluntary benefits offering beginning in late 2025. Our direct-pay customers currently average 14 sessions each, with many taking a break when things feel stabilized or life gets too busy and coming back several weeks or months later when they want more support. 78% of our customers are female. Our average customer is currently holding 1.8 sessions per month.

Intellectual Property

Trademarks

Registration Number	Goods / Services	Mark	File Date	Registration Date	Country
7444107	IC 009: Computer software platforms, downloadable, for use as an application programming interface (API);	Sholder	Feb. 08, 2022	July 09, 2024	USA
6908252	IC 041: Coaching in the field of mental wellbeing, psychological support, emotion processing, and personal transformation…	Sholder	May 02, 2021	Nov. 22, 2022	USA
7444107	IC 042: Application service provider (ASP) featuring software for use...	Sholder	Feb. 08, 2022	July 09, 2024	USA
7444107	IC 044: Counseling in the field of mental health and wellness…	Sholder	Feb. 08, 2022	Jul. 09, 2024	USA
7444102	IC 035: Advertising services; Advertising, marketing and promotion...	Spaceholder	Feb. 03, 2022	Jul. 09, 2024	USA

7031876	IC 041: Coaching in the field of mental wellbeing, psychological support, emotion processing, and personal transformation…	Spaceholder	May 02, 2021	Apr. 18, 2023	USA
7214369	IC 042: Application service provider (ASP) featuring software for use...	Spaceholder	Feb. 04, 2022	Nov. 07, 2023	USA
7109291	IC 044: Counseling in the field of mental health and wellness…	Spaceholder	Feb. 03, 2022	Jul. 11, 2023	USA

The company holds copyrights on The Sholder Method and all related training materials.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not subject to any current litigation or threatened litigation.

Other
The Company's principal address is 885 Arapahoe Ave, Ste 30, Boulder, CO 80302.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Rett Kearbey

All positions and offices held with the Company and date such position(s) was held with start and ending dates:
Founder and CEO: 2021-Present
Director: 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Sholder Inc., Founder and CEO: 2021-Present

Education
University of Alabama at Birmingham, Business Management

Name
Mark Dacy

All positions and offices held with the Company and date such position(s) was held with start and ending dates:
Co-Founder and Chief Experience Officer: 2021-Present
Director: 2024-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Sholder Inc., Co-Founder and Chief Experience Officer: 2021-Present

Education
Emory University, Accounting
University of Florida, MS, Tax Law / Taxation
University of Florida, Juris Doctor

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Rett Kearbey

All positions and offices held with the Company and date such position(s) was held with start and ending dates:
Founder and CEO: 2021-Present
Director: 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Sholder Inc., Founder and CEO: 2021-Present

Education
University of Alabama at Birmingham, Business Management

Name
Mark Dacy

All positions and offices held with the Company and date such position(s) was held with start and ending dates:
Co-Founder and Chief Experience Officer: 2021-Present
Director: 2024-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Sholder Inc., Co-Founder and Chief Experience Officer: 2021-Present

Education
Emory University, Accounting
University of Florida, MS, Tax Law / Taxation
University of Florida, Juris Doctor

Name
Austin Baker

All positions and offices held with the Company and date such position(s) was held with start and ending dates:
Chief Growth Officer: 2024-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sholder Inc., Chief Growth Officer: 2024-Present

Education

University of Memphis, Business Management

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

As of the date of this Form C-AR, The Company has issued the following outstanding Securities:

Type of Security	SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$61,511.00
Voting Rights	None except by SPV lead investor
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	Legal Services (deferred payments)
Name of creditor	Buchalter
Amount outstanding	$16,742.50
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

The total amount of outstanding debt of the company is $16,742.50.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	$380,000	Holding until conversion	R&D, Marketing, Operating Expenses, Software development	June 2022	Section 4(a)(2)
SAFE	$204,500.00	Holding until conversion	R&D, Marketing, Operating Expenses, Software development	August 2023 - February 2024	Section 4(a)(2)
Convertible Note	$100,000.00	Holding as debt until conversion	Marketing, Operating Expenses, Software development	April 2024	Section 4(a)(2)

SAFE	$61,511.00	Holding until conversion	Marketing, Operating Expenses, Software development	April 2024	Regulation CF
SAFE	$67,500.00	Holding until conversion	Marketing, Operating Expenses, Software development	March 2025	Section 4(a)(2)

Ownership of the Company

30,000,000 shares are authorized by the company.
16,480,000 shares have been issued to founders and executive officers, subject to vesting.
2,000,000 shares have been allocated to a stock option pool.
850,000 shares have been allocated to early team members and advisors in the form of tokenized RSUs for conversion upon future landmark event.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Rett Kearbey: 54.113% fully diluted
Mark Dacy: 23.268% fully diluted

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

As of April 30, 2025, the Company has been financed with $833,511.00, with $100,000.00 on a Convertible Note and $733,511.00 on SAFEs. Our equity crowdfunding campaign raised $61,511.00 with a goal of $50,000. The Company is not profitable and has an average burn rate of -$8,200 per month.

The Company intends to achieve profitability in the next 12 months by onboarding its pipeline of employer-paid benefit customers, using channel partners to sell its voluntary benefit offering through private marketplaces, and launching a direct-to-consumer membership for individuals.

Cash and Cash Equivalents

Cash and cash equivalents refers to the value of a company's assets that are cash or can be converted into cash immediately.

As of April 30, 2025, the Company had an aggregate of $51,718.56 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Recent Tax Return Information (2023)

Total Income	Taxable Income	Total Tax
$19,176.38	$ -201,637.25	$0

Liquidity and Capital Resources

On May 10, 2024, the Company completed an offering pursuant to Regulation CF and raised $61,511.00.

Outside of the equity crowdfunding offering, the company is in active discussions with angel investors to complete its current SAFE offering prior to September 2025.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions and Conflicts of Interest

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
Mark Dacy has invested a total of $171,500.00 through the Company's SAFE offerings.
James Austin Baker has invested a total of $10,000.00 through the Company's Regulation CF offering.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Rett Kearbey   .
(signature)

Rett Kearbey   .
(name)

CEO   .
(title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Rett Kearbey   .
(signature)

Rett Kearbey   .
(name)

CEO   .
(title)

EXHIBITS

Exhibit A: Financial Statements (unaudited)